Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

March 2, 2023

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2295

Income & Treasury Limited Duration Portfolio of Funds, Series 75

File Nos. 333-269378 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2295, filed on January 24, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 75 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Under “Principal Investment Strategy” please disclose the dollar-weighted average maturity parameters of the short-term treasury ETF.

Response: In response to the comment, the following will be added as the last sentence of the first paragraph under “Principal Investment Strategy”:

“In addition, to further dampen the trust’s duration sensitivity and lower the trust’s overall volatility, the weighted average maturity of the ETF will be between one and three years.”

2.       Under “Principal Investment Strategy” it lists the various asset classes in which the closed-end funds in which the trust invests may invest. Please disclose the risks associated with each of these asset classes under the principal risk section.

Response: The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in closed-end funds that invest in these securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

3.       Under “Security Selection” it states, “U.S. Treasury bonds are generating yields that are at historic lows.” Please consider whether this statement is still factually correct given the recent rise in treasury bond rates.

Response: In response to the comment, the third and fourth sentence of the fourth paragraph under “Security Selection” have been deleted.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren